The Black Bread Company



ANNUAL REPORT

1100 W Cermak Rd

Chicago, IL 60608

0

https://blackbreadco.com/

This Annual Report is dated April 25, 2022.

BUSINESS

The Black Bread Company ("Black Bread Co" or the "Company") is a C-Corp organized under the laws of the state of Illinois that manufactures and sells gourmet bread products.

The Company's business model consists of a commitment and pledge to provide our customers with high-quality, fresh bread products focused on socially conscious consumers, millennials and "Buy Black" movement supporters.

Our premium sliced 'Honey Wheat' and premium sliced 'White' bread are sold across Chicago at Mariano's as well as direct-to-consumer businesses online. We believe the Company is unique in that it taps into a segment of the business market that has few if any, bread products commercially produced by African Americans. Since our inception, we believe Black Bread Co has become one of the most visible and recognizable bread brands on the market and is positioned to take advantage of the projected growth within the bread market. When you invest in Black Bread Company, you help support our mission to reinvest in disenfranchised communities.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 1,000

Use of proceeds: This was used for payroll, purchase of product, transportation; product & operation costs/general day to day operations.

Date: August 12, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $261,139 compared to fiscal year 2020 revenue of $0. We incorporated in 2020, however we didn't open for sales to the public until 2021.

Revenue recognition is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of gourmet bread products to customers.

Cost of sales

Cost of sales in 2021 was $73,991, an increase of approximately $73,991, from costs of $0 in fiscal year 2020. The increase was largely due to not (selling product) to the public in 2020.

Costs of goods sold include the cost of raw materials, ingredients packaging and supplies.

Gross margins

In 2021, the Company net revenue was $263,139, realizing $189,148 in gross profits. Both total sales and gross profit margins are expected to grow with increased volume and improved efficiencies from its distribution partners. Overhead costs are primarily comprised of advertising expenses and payroll for warehouse staff. The company has no outstanding debt and does not plan to need debt financing in the near term.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses of $225,295. Expenses in 2021 increased $221,703 from 2020. Approximately $198,000 of this increase was due to increased Geneeral & Administrative costs assosiuated with being open for daily business. The Company hired seven employees in 2018, three in sales & merchandising, one in customer relations, three in marketing & communications.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we will have more available capital and resources to assist with our national scalability. Past cash was primarily generated through in-store sales, online sales, and equity investments. Our goal is to generate purchase orders in favorable net time frames from our nationwide retailers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $3,229.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Mark Edmond

Amount Owed: $5,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jamel Lewis

Jamel Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, President, & Director

Dates of Service: July 13, 2020 - Present

Responsibilities: Responsible for all marketing materials that represent The Black Bread Co. No Salary; Jamel retains an interest of 31.5% in the company.

Name: Mark Edmond

Mark Edmond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Executive Officer

Dates of Service: July 13, 2020 - Present

Responsibilities: Responsible for every aspect of sales regarding The Black Bread Co -- retail, online, and food services. No Salary; Mark retains an interest of 31.5% in the company.

Name: Charles Alexander

Charles Alexander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & COO

Dates of Service: July 13, 2020 - Present

Responsibilities: Responsible for all inbound and outbound communications. No Salary; Charles retains an interest of 31.5% in the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common A Stock

Stockholder Name: Jamel Lewis

Amount and nature of Beneficial ownership: 2,833,333

Percent of class: 31.5

Title of class: Common A Stock

Stockholder Name: Mark Edmond

Amount and nature of Beneficial ownership: 2,833,333

Percent of class: 31.5

Title of class: Common A Stock

Stockholder Name: Charles Alexander

Amount and nature of Beneficial ownership: 2,833,333

Percent of class: 31.5

RELATED PARTY TRANSACTIONS

Name of Entity: Mark Edmond

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During 2021, the company borrowed money from the owner, Mark Edmond in the amount of $5,000. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of shareholder loan was in the amount of $5,000.

Material Terms: $5,000

OUR SECURITIES

The company has authorized Common A Stock, Common B Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 384,848 of Common B Stock.

Common A Stock

The amount of security authorized is 8,500,000 with a total of 8,500,000 outstanding.

Voting Rights

One vote per share. Each issued and outstanding share of Common A Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,000,000 shares, includes 8,500,000 shares of Common A Stock and 500,000 shares of Preferred Stock.

Common B Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common B Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,000,000 shares, includes 8,500,000 shares of Common A Stock and 500,000 shares of Preferred Stock.

Preferred Stock

The amount of security authorized is 500,000 with a total of 500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, shall be authorized to divide and establish any or all of the unissued shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our GOURMET/BREAD. Delays or cost overruns in the development of our GOURMET/BREAD and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The COMMON STOCK that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The COMMON STOCK that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

THE BLACK BREAD COMPANY was formed on JULY 13, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. THE BLACK BREAD COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that GOURMET/BREAD is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Health Conscious Consumers

Additional costs associated with health-conscious consumers demanding more low-carbohydrate, gluten-free, whole grain, organic, and paleo diet products.

Government Regulations Increase

Government regulations weighing heavily on the industry and driving costs upwards as a result of new regulations issuance that increases the costs of production.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

The Black Bread Company

By   /s/ *Mark Edmond*

      Name: The Black Bread Company

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

THE BLACK BREAD COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Black Bread Company
Chicago, Illinois

We have reviewed the accompanying financial statements of The Black Bread Company (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 28, 2022
Los Angeles, California

THE BLACK BREAD COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,229	$	768
Inventories		13,032		10,919
Total current assets		**16,261**		**11,687**
Property and equipment, net		12,441		-
Total assets	**$**	**28,702**	**$**	**11,687**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder loan	$	5,000	$	-
Total current liabilities		**5,000**		**-**
Total liabilities		**5,000**		**-**
STOCKHOLDERS EQUITY				
Common stock		15,279		15,279
Preferred Stock		100,000		-
Owner Draw		(72,818)		-
Retained earnings/(Accumulated deficit)		(18,759)		(3,592)
Total stockholders' equity		**23,702**		**11,687**
Total liabilities and stockholders' equity	**$**	**28,702**	**$**	**11,687**

See accompanying notes to financial statements.

THE BLACK BREAD COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 263,139	$ -
Cost of goods sold	73,991	-
Gross profit	189,148	-
Operating expenses		
General and administrative	198,161	2,701
Sales and marketing	27,134	891
Total operating expenses	225,295	3,592
Operating income/(loss)	(36,147)	(3,592)
Interest expense	-	-
Other Loss/(Income)	(24,000)	-
Income/(Loss) before provision for income taxes	(12,147)	(3,592)
Provision/(Benefit) for income taxes	3,020	-
Net income/(Net Loss)	**$ (15,167)**	**$ (3,592)**

See accompanying notes to financial statements.

THE BLACK BREAD COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—July 13, 2020							
Issuance of stock	8,500,000	$ 15,279		$ -	$ -		$ 15,279
Net income/(loss)						(3,592)	(3,592)
Balance—December 31, 2020	8,500,000	15,279	-	-	-	$ (3,592)	$ 11,687
Capital contribution			500,000	$ 100,000			100,000
Capital draw					(72,818)		(72,818)
Net income/(loss)						(15,167)	(15,167)
Balance—December 31, 2021	8,500,000	$ 15,279	500,000	$ 100,000	$ (72,818)	$ (18,759)	$ 23,702

See accompanying notes to financial statements.

THE BLACK BREAD COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(15,167)	$	(3,592)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,110		-
Changes in operating assets and liabilities:				
Inventory		(2,113)		(10,919)
Net cash provided/(used) by operating activities		**(14,170)**		**(14,511)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(15,551)		-
Net cash provided/(used) in investing activities		**(15,551)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		100,000		15,279
Owner Draw		(72,818)		
Borrowing on shareholder loans		5,000		-
Net cash provided/(used) by financing activities		**32,182**		**15,279**
Change in cash		2,461		768
Cash—beginning of year		768		-
Cash—end of year	**$**	**3,229**	**$**	**768**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The Black Bread Company was incorporated on July 13, 2020, in the state of Illinois. The financial statements of The Black Bread Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

The Black Bread Company is the first ever Black-owned sliced bread company that manufactures and sells gourmet bread products. The Company's business model consists of a commitment and pledge to provide our customers with high-quality, fresh bread products focused on socially conscious consumers, millennials and "Buy Black" movement supporters. Our gourmet sliced honey wheat & premium white sliced bread, and soft white hotdog & hamburger buns are sold across Chicagoland stores at all fourty-four Mariano's, Walt's, and more. Additionally, we have a direct-to-consumer online monthly bread subscription model called 'The Private Bread Club'.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Black Bread Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of gourmet bread products to customers.

Cost of sales

Costs of goods sold include the cost of raw materials, ingredients packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $27,134 and $891, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	2,113	-
Packaging	10,919	10,919
Total Inventories	$ 13,032	$ 10,919

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Vehicles	$ 15,551	$ -
Property and Equipment, at Cost	15,551	-
Accumulated depreciation	(3,110)	-
Property and Equipment, Net	$ 12,441	$ -

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $3,110 and $0, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,500,000 shares of common shares with no par value. As of December 31, 2021, and December 31, 2020, 8,500,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,500,000 shares of preferred shares with no par value. As of December 31, 2021, and December 31, 2020, 500,000 shares have been issued and are outstanding.

6. DEBT

Owner Loans

During 2021, the company borrowed money from the owner Mark Edmond. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness
Mark Edmond	$ 5,000	0.00%	Fiscal Year 2021	No set maturity	$ 5,000		$ 5,000
Total					$ 5,000	$ -	$ 5,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time and the loan was classified as current.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (4,133)	$ (979)
Valuation Allowance	4,133	979
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (5,112)	$ (979)
Valuation Allowance	5,112	979
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $18,759, and the Company had state net operating loss ("NOL") carryforwards of approximately $18,759. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During 2021, the company borrowed money from the owner, Mark Edmond in the amount of $5,000. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of shareholder loan was in the amount of $5,000.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 25, 2021, the Company entered into a lease agreement with Cermak &Racine Properties, LLC to rent business premises in the city of Chicago. The lease commenced on March 1, 2021 and ends on February 28, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 36,924
2023	6,184
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	$ 43,108

Rent expenses were in the amount of $231 and $0 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 28, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $36,147, an operating cash flow loss of $14,170, and liquid assets in cash of $3,229, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Mark Edmond , Principal Executive Officer of The Black Bread Company, hereby certify that the financial statements of The Black Bread Company included in this Report are true and complete in all material respects.

Mark Edmond

CEO